February 8, 2012

Mr. Gary A. Grove
Executive VP—Engineering & Planning
Bonanza Creek Energy, Inc.
5601 Truxtun Avenue, Suite 210
Bakersfield, CA 93309

Re:	Evaluation Summary Bonanza Creek Energy, Inc. Interests Proved Reserves Various States As of January 1, 2012

Dear Mr. Grove:

        As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the captioned interests. We completed our evaluation on February 8, 2012. It is our understanding that the proved reserves estimates in this report constitute 100 percent of all proved hydrocarbon reserves owned by Bonanza Creek Energy, Inc. ("Bonanza Creek").

        Composite reserve estimates and economic forecasts for the proved reserves are presented in the attached tables and are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil/Condensate	- Mbbl	7,327.4	3,277.6	14,016.2	24,621.2
Gas	- MMcf	18,759.0	12,554.9	61,668.5	92,982.3
NGL	- Mbbl	790.6	446.0	2,357.7	3,594.3
Revenue
Oil/Condensate	- M$	659,976.2	292,767.1	1,258,218.6	2,210,962.5
Gas	- M$	88,987.3	60,021.9	298,853.8	447,863.0
NGL	- M$	50,190.9	28,317.6	149,677.1	228,185.6
Severance and Ad Valorem Taxes	- M$	42,555.2	21,361.3	92,641.9	156,558.4
Operating Expenses	- M$	272,719.5	36,107.9	340,080.8	648,907.9
Investments	- M$	1,897.0	45,854.6	466,504.4	514,256.0
Operating Income (BFIT)	- M$	481,982.6	277,782.7	807,522.6	1,567,287.8
Discounted at 10.0%	- M$	294,267.9	147,768.7	351,946.4	793,982.5

        The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

        Annual average hydrocarbon prices for 2011 were utilized for the evaluation. The averages were calculated using the first-day-of-the-month prices for each month. The resulting hydrocarbon pricing of $4.118 per MMBtu of gas and $96.19 per barrel of oil/condensate was applied without escalation. Adjustments to these prices for basis differentials, hydrocarbon quality, and transportation/processing/gathering fees were supplied by Bonanza Creek and applied by producing area. Deductions were applied to the net gas volumes for fuel and shrinkage. NGL prices were forecast as 66% of the above oil prices. The adjusted volume-weighted average product prices over the life of the properties are $89.80 per barrel of oil and $4.82 per Mcf of gas.

        Operating expenses were supplied by Bonanza Creek and were accepted as furnished. The expenses were based on historical costs over the past six months to one year. Severance and ad valorem rates were specified by state/county. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

        The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The estimates of reserves have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. A combination of methods, including production performance analysis, analogy and volumetric analysis, were employed in estimating the reserves. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

        The reserve estimates were based on interpretations of factual data furnished by Bonanza Creek. We have used all methods and procedures as we considered necessary under the circumstances to prepare the report. Ownership interests were supplied by Bonanza Creek and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

        Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC. Texas Registered Engineering Firm F-693

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